               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 3)<F1>

                      Mitchell Bancorp, Inc.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           606503100
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        September 24, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 7 Pages

CUSIP No. 606503100
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                 12,190
Shares         8.  Shared Voting
Beneficially       Power                             80,810*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                             12,190
ing Person     10. Shared Dispositive
with               Power                             80,810*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  93,000*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.99%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                        Page 2 of 7 Pages

CUSIP No. 606503100
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             93,000*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             93,000*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  93,000*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.99%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement, Susan B. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 12,190 shares of the Company's Common Stock, par value $.01 per share, held in the name of her husband, Jerome H. Davis.

                       Page 3 of 7 Pages

          The Statement on Schedule 13D (the "Statement") of Jerome
H. Davis, with respect to the Common Stock, par value $.01 per share ("Common Stock") of Mitchell Bancorp, Inc., a North Carolina Corporation ("Mitchell") is hereby amended as set forth below.

Item 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Statement is hereby supplemented by the addition of the following information:

          "Based on Mitchell's enormous capital ratio of 43.4% as reflected in its 1997 annual report, Mr. Davis strongly believes that Mitchell's Board of Directors should declare a special dividend of at least $7.00 per share. He has informed Mitchell's Board of Directors that, unless they take such action, he will not vote his shares of Common Stock in favor of management. Mr. Davis conveyed his intended actions to Mitchell's Board of Directors in his letter of September 24, 1997, a copy of which is attached hereto as Exhibit No. 4.

          In his letter, Mr. Davis further states that, despite Mitchell's stock repurchase, its capital ratio is still nearly 36% more capital than required to operate efficiently. Although Mitchell's management has acknowledged its excessive capital level and expressed its commitment to enhancing shareholder value, Mr. Davis believes its failure to declare a special dividend is inconsistent with such professed aim. According to Mr. Davis, the market recognizes Mitchell's inefficiency, considering the Common Stock trades at between $16.00 and $17.00 while similar stocks sell for much more.

          Having been public for over a year, Mitchell is clearly permitted to declare a special dividend. A $7.00 special dividend will be a good first step to enhancing shareholder value. Mr. Davis believes that it will keep the price of the Common Stock above $10.00 per share and improve Mitchell's inadequate ROE from 3.6% to around 5.7%, based on a reduced capital ratio to approximately 26%.

          Mr. Davis plans to engage in further oral and written communications with Mitchell's officers and directors to discuss his views on its performance. Such communications may include suggestions regarding ways to enhance Mitchell's performance and increase shareholder value. Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

                       Page 4 of 7 Pages

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Item 7 of the Statement is hereby supplemented by the addition of the following information:

          "4. Letter dated September 24, 1997 from Jerome H. Davis to the Board of Directors of Mitchell Bancorp, Inc."












































                       Page 5 of 7 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    9/25/97        Jerome H. Davis
                     Date           (Signature)

                    9/25/97        Susan B. Davis
                     Date           (Signature)






































                       Page 6 of 7 Pages